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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                    Under the
                             Securities Exchange Act
                                     of 1934

                               (Amendment No. 2 )

                           WENDY'S INTERNATIONAL, INC.
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   950590 10 9
                                 (CUSIP Number)

   RONALD V. JOYCE, 10 BLUE RIDGE MOUNTAIN ESTATES, CALGARY, ALBERTA, T2M 4N4
                            TELEPHONE: (403) 571-1400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                       TORY TORY DESLAURIERS & BINNINGTON
                             Suite 3000, Aetna Tower
                                  P.O. Box 270
                             Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1N2

                      Attention: Gordon Coleman, Esq. Q.C.

                            Telephone: (416) 865-7334

                               September 16, 1998
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / / .

         Check the following box if a fee is being paid with the statement / / .

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CUSIP NO. 950590 10 9                                            13D                                            PAGE 2 OF 3 PAGES
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
     1        NAME OF REPORTING PERSON

                    RONALD V. JOYCE
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS

                    SC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    CANADIAN
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                                   7       SOLE VOTING POWER

                                           15,450,000
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         --
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           15,450,000
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           --
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,450,00
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.9%
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    14        TYPE OF REPORTING PERSON*

               IN
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CUSIP NO. 950590 10 9


                                Page 2 of 3 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person beneficially owns and has a right to acquire 15,450,000 Common Shares.

           The aggregate number of Common Shares beneficially owned by the Reporting Person represents 12.9% of the outstanding Common Shares of the Company.

      (b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Shares owned by him.

      (c) The Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

      (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by him.

      (e)  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 1998


                                                       /s/ Ronald V. Joyce
                                                       -------------------------
                                                       Ronald V. Joyce

                               Page 3 of 3 Pages